Exhibit 99.2
Annex I
AEI
Consolidated Balance Sheets
As of June 30, 2010 and December 31, 2009
(millions of dollars (U.S.))

	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$623	$583
Restricted cash	107	77
Accounts and notes receivable:
Trade (net of allowance)	744	722
Unconsolidated affiliates	9	13
Inventories	109	126
Current assets of discontinued operations	—	504
Prepaids and other current assets	425	356

Total current assets	2,017	2,381
Property, plant and equipment, net	4,042	3,757
Investments in and notes receivable from unconsolidated affiliates	1,120	1,160
Goodwill	333	301
Intangibles, net	367	358
Noncurrent assets of discontinued operations	—	1,005
Other assets	1,364	1,263

Total assets	$9,243	$10,225

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable:
Trade	$443	$450
Unconsolidated affiliates	44	29
Current portion of long-term debt, including related party	607	473
Current liabilities of discontinued operations	—	417
Accrued and other liabilities	730	745

Total current liabilities	1,824	2,114
Long-term debt, including related party	2,609	2,664
Deferred income taxes	151	88
Noncurrent liabilities of discontinued operations	—	533
Other liabilities	1,429	1,381
Commitments and contingencies
Total shareholders’ equity attributable to AEI	2,963	2,832
Equity attributable to noncontrolling interests	267	613

Total equity	3,230	3,445

Total liabilities and equity	$9,243	$10,225

Annex I
AEI
Consolidated Statements of Operations and Adjusted Net Income
For the three and six months ended June 30, 2010 and 2009
(millions of dollars (U.S.), except share and per share data)

	For the three months		For the six months ended
	ended June 30,		June 30,
	2010	2009	2010	2009

Revenues	$1,127	$883	$2,283	$1,796

Cost of sales	703	546	1,425	1,099

Gross margin	424	337	858	697

Operating expenses:
Operations, maintenance, and general and administrative expenses	197	138	383	272
Depreciation and amortization	59	55	115	107
Taxes other than income	8	5	17	12
(Gain) loss on disposition of assets	(7)	5	(3)	10

Total operating expenses	257	203	512	401

Equity income from unconsolidated affiliates	25	23	52	50

Operating income	192	157	398	346

Other income (expense):
Interest income	20	17	37	32
Interest expense	(74)	(67)	(139)	(133)
Foreign currency transaction gain (loss), net	—	9	(3)	2
Gain (loss) on early retirement of debt	(1)	3	(1)	3
Other income, net	8	56	14	58

Total other income (expense)	(47)	18	(92)	(38)

Income before income taxes	145	175	306	308
Provision for income taxes	56	37	118	108

Net income from continuing operations	89	138	188	200
Discontinued operations:
Income from discontinued operations	12	57	47	40
Gain from disposal of discontinued operations	79	—	79	—
Provision for Income taxes	4	14	12	19

Net income from discontinued operations	87	43	114	21

Net income	176	181	302	221

Less: Net income from continuing operations — noncontrolling interests	22	24	43	37
Less: Net income from discontinued operations — noncontrolling interests	6	32	26	16

Net income attributable to AEI	$148	$125	$233	$168

Weighted average number of shares outstanding (thousands of shares)	243,248	232,247	243,301	228,910
Basic earnings per share from continuing operations attributable to AEI	$0.28	$0.49	$0.60	$0.71
Basic earnings per share attributable to AEI	$0.61	$0.54	$0.96	$0.73

Diluted earnings per share from continuing operations attributable to AEI	$0.28	$0.48	$0.60	$0.70
Diluted earnings per share attributable to AEI	$0.61	$0.53	$0.96	$0.72
Net income attributable to AEI	$148	$125	$233	$168
Net income from discontinued operations	(87)	(43)	(114)	(21)
Net income from discontinued operations — noncontrolling interests	6	32	26	16

Net income attributable to AEI from continuing operations	$67	$114	$145	$163

Excluding (a):
Reversal of accrual at Elektro	—	(32)	—	(32)
(Gain) loss on early retirement of debt	1	(3)	1	(3)
Foreign currency transaction loss, net	—	(4)	2	—
Gain loss on disposition of assets:
Gain on sale of subsidiaries	(6)	—	(6)	—
Gain on deconsolidation of subsidiary	—	—	(3)	—

Adjusted net income attributable to AEI	$62	$75	$139	$128

Adjusted basic earnings per share	$0.25	$0.32	$0.57	$0.56
Adjusted diluted earnings per share	$0.25	$0.32	$0.57	$0.56

(a)	Amounts shown are net of tax and noncontrolling interests.

Annex III
AEI
Consolidated Statements of Cash Flows
For the six months ended June 30, 2010 and 2009
(millions of dollars (U.S.))

	2010	2009

Cash flows from operating activities:
Net income	$302	$221
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	132	129
Deferred revenues and charges	(26)	33
Deferred income taxes	6	24
Equity earnings from unconsolidated affiliates	(53)	(50)
Distributions from unconsolidated affiliates	34	11
Foreign currency transaction (gain) loss, net	3	(6)
(Gain) loss on disposition of assets, including discontinued operations	(82)	10
(Gain) loss on early retirement of debt	1	(3)
Changes in operating assets and liabilities, net of translation, acquisitions, dispositions and non-cash items:
Trade receivables, net	(42)	8
Accounts payable, trade	(4)	(24)
Inventories	(8)	(2)
Prepaids and other current assets	(5)	3
Regulatory assets and liabilities	22	11
Other	10	(69)

Net cash provided by operating activities	290	296

Cash flows from investing activities:
Proceeds from sale of investments and discontinued operations	278	60
Capital expenditures	(284)	(166)
Cash paid for acquisitions, exclusive of cash and cash equivalents acquired	(77)	(22)
Cash and cash equivalents acquired	6	—
Decrease in restricted cash	36	57
Increase in restricted cash	(74)	(31)
Decrease in cash and cash equivalents from deconsolidation of subsidiary	(95)	—
Proceeds from maturity of short-term investments	23	6
Other	(1)	(8)

Net cash used in investing activities	(188)	(104)

Cash flows from financing activities:
Issuance of debt	802	494
Repayment of debt	(808)	(861)
Dividends paid to noncontrolling interests	(109)	(39)
Purchase of subsidiary shares from noncontrolling interests	(36)	—
Other	(10)	(6)

Net cash used in financing activities	(161)	(412)

Effect of exchange rate changes on cash	—	8

Decrease in cash and cash equivalents	(59)	(212)
Cash and cash equivalents, beginning of period	682	736

Cash and cash equivalents, end of period	$623	$524

Cash payments for income taxes, net of refunds	$93	$79

Cash payments for interest, net of amounts capitalized	$97	$116

Non-cash exchange of related party debt for common shares	$—	$118

Non-cash payments for acquisitions	$—	$31

Annex IV
AEI
EBITDA and Adjusted EBITDA
For the three and six months ended June 30, 2010 and 2009
(Unaudited)

	For the three months ended		For the six months ended
	June 30,		June 30,
(millions of dollars (U.S.))	2010	2009	2010	2009

Net income attributable to AEI	$148	$125	$233	$168
Depreciation and amortization	59	55	115	107
Net income (loss) from continuing operations attributable to noncontrolling interests	22	24	43	37
Net income (loss) from discontinued operations attributable to noncontrolling interests	6	32	26	16
Provision for income taxes including discontinued operations	60	51	130	127
Interest expense	74	67	139	133

EBITDA	369	354	686	588
Subtract:
Income from discontinued operations	12	57	47	40
Gain from disposal of discontinued operations	79	—	79	—
Interest income	20	17	37	32
Foreign currency transaction gain (loss), net	—	9	(3)	2
Gain (loss) on disposition of assets	7	(5)	3	(10)
Gain (loss) on early retirement of debt	(1)	3	(1)	3
Other income, net	8	56	14	58

Adjusted EBITDA from continuing operations	$244	$217	$510	$463

Adjusted EBITDA from discontinued operations	19	47	76	89

Adjusted EBITDA including discontinued operations	$263	$264	$586	$552

Annex V
AEI
EBITDA and Adjusted EBITDA by Segment
For the three months ended June 30, 2010 and 2009
(Unaudited)
(millions of dollars (U.S.))

			Natural Gas
	Power	Power	Transportation	Natural Gas	Other/
	Distribution	Generation	and Services	Distribution	Eliminations	Total
For the three months ended June 30, 2010
Net income (loss) attributable to AEI	$67	$12	$17	$10	$(39)	$67
Depreciation and amortization	36	9	5	7	2	59
Net income (loss) — noncontrolling interest	5	(1)	9	8	1	22
Provision for income taxes	32	16	—	7	1	56
Interest expense	33	10	11	6	14	74

EBITDA	173	46	42	38	(21)	278
Subtract:
Interest income	14	3	4	—	(1)	20
Foreign currency transaction (gain) loss, net	1	—	—	—	(1)	—
Gain (loss) on disposition of assets	(4)	—	11	—	—	7
Gain on early retirement of debt	—	(1)	—	—	—	(1)
Other income (expense), net	(3)	7	3	—	1	8

Adjusted EBITDA	$165	$37	$24	$38	$(20)	$244

For the three months ended June 30, 2009
Net income (loss) attributable to AEI	$78	$31	$18	$13	$(26)	$114
Depreciation and amortization	32	11	6	5	1	55
Net income (loss) — noncontrolling interest	5	(3)	13	10	(1)	24
Provision for income taxes	34	9	(2)	7	(11)	37
Interest expense	21	12	10	5	19	67

EBITDA	170	60	45	40	(18)	297
Subtract:
Interest income	12	4	1	—	—	17
Foreign currency transaction gain (loss), net	—	5	4	3	(3)	9
Loss on disposition of assets	(5)	—	—	—	—	(5)
Gain on early retirement of debt	—	—	—	—	3	3
Other income (expense), net	47	(1)	6	4	—	56

Adjusted EBITDA	$116	$52	$34	$33	$(18)	$217

Annex VI
AEI
EBITDA and Adjusted EBITDA by segment
For the six months ended June 30, 2010 and 2009
(Unaudited)
(millions of dollars (U.S.))

			Natural Gas
	Power	Power	Transportation	Natural Gas	Other/
	Distribution	Generation	and Services	Distribution	Eliminations	Total
For the six months ended June 30, 2010
Net income (loss) attributable to AEI	$146	$24	$35	$22	$(82)	$145
Depreciation and amortization	70	17	11	13	4	115
Net income (loss) attributable to noncontrolling interests	10	(2)	16	17	2	43
Provision for income taxes	74	26	(9)	15	12	118
Interest expense	62	20	20	10	27	139

EBITDA	362	85	73	77	(37)	560
Subtract:
Interest income	25	6	6	1	(1)	37
Foreign currency transaction loss, net	(1)	—	(1)	—	(1)	(3)
Gain (loss) on disposition of assets	(11)	—	11	3	—	3
Loss on early retirement of debt	—	(1)	—	—	—	(1)
Other income (expense), net	(4)	12	5	—	1	14

Adjusted EBITDA	$353	$68	$52	$73	$(36)	$510

For the six months ended June 30, 2009
Net income (loss) attributable to AEI	$135	$47	$28	$23	$(70)	$163
Depreciation and amortization	61	22	10	11	3	107
Net income (loss) attributable to noncontrolling interests	7	(8)	18	22	(2)	37
Provision for income taxes	66	29	6	14	(7)	108
Interest expense	41	24	20	9	39	133

EBITDA	310	114	82	79	(37)	548
Subtract:
Interest income	22	7	2	1	—	32
Foreign currency transaction gain (loss), net	(2)	4	—	2	(2)	2
Gain (loss) on disposition of assets	(10)	—	—	—	—	(10)
Gain on early retirement of debt	—	—	—	—	3	3
Other income (expense), net	46	4	9	(1)	—	58

Adjusted EBITDA	$254	$99	$71	$77	$(38)	$463

Annex VII
AEI
Net Debt
As of June 30, 2010 and December 31, 2009
(Unaudited)
(millions of dollars (U.S.))

	2010	2009

Debt	$3,216	$3,137
Less: Cash	(623)	(583)
Restricted cash — current	(107)	(77)
Restricted cash — non-current	(72)	(63)

NET DEBT	$2,414	$2,414

Annex VIII
AEI
Free Cash Flow
For the six months ended June 30, 2010 and 2009
(Unaudited)
(millions of dollars (U.S.))

	2010	2009

Net cash provided by operating activities	$290	$296
Less:
Maintenance capital expenditures	50	54

FREE CASH FLOW	$240	$242

Annex IX
AEI
Foreign Currency
Period-end and Average Exchange Rates
(Unaudited)
The following table presents the period-end and average exchange rates of the U.S. dollar into the local currency where we are primarily exposed to fluctuations in the exchange rate.

	June 30,	December 31,	June 30,
	2010	2009	2009
Period-end exchange rates:
Brazilian real	1.80	1.74	1.96
Colombian peso	1,908	2,043	2,090

	Average Exchange Rate for the Three Months Ended
	2010		2009
	June 30,	March 31,	June 30,	March 31,
Average period exchange rates:
Brazilian real	1.79	1.80	2.03	2.33
Colombian peso	1,950	1,946	2,190	2,511

	Average Exchange Rate for the Six
	Months Ended June 30,
	2010	2009
Average period exchange rates:
Brazilian real	1.80	2.18
Colombian peso	1,948	2,350
Source: Bloomberg financial website.

Annex X
AEI
Proportional Share of Adjusted EBITDA (derived from U.S. GAAP data)
As of and for the six months ended June 30, 2010
(Unaudited)
(millions of dollars (U.S.), except for ownership percentages)

		AEI	AEI	Deduct	Deduct	Add Proportional	Proportional
		Ownership	Consolidated	noncontrolling	equity	Adjusted EBITDA -	Share of
	Operating	% at	Adjusted	interest	(income)	Equity/Cost	Adjusted
Business	Segment	6/30/10	EBITDA 2010	share	loss	investments	EBITDA 2010
Delsur	Power Dist	86.41%	$12	$(2)	$—	$—	$10
EDEN	Power Dist	90.00%	11	(1)	—	—	10
ENSA	Power Dist	51.00%	30	(15)	—	—	15
Elektro	Power Dist	99.68%	240	(1)	—	—	239
Emdersa	Power Dist	77.11%	21	(5)	1	—	17
Chilquinta	Power Dist	50.00%	19	—	(19)	24	24
Luz del Sur	Power Dist	37.97%	19	—	(19)	36	36
DCL	Power Gen	60.22%	1	—	—	—	1
Emgasud	Power Gen	42.73%	(2)	—	2	11	11
ENS	Power Gen	100.00%	16	—	—	—	16
PQP	Power Gen	100.00%	22	—	—	—	22
San Felipe	Power Gen	100.00%	(6)	—	—	—	(6)
Trakya	Power Gen	90.00%	27	(3)	—	—	24
Luoyang	Power Gen	50.00%	3	(1)	—	—	2
Cuiabá	PowerGen/ NG Trans	100.00%	(6)	—	—	—	(6)
Accroven	NG Trans	0.00%	—	—	—	—	—
GTB	NG Trans	34.65%	7	—	(7)	16	16
TBG	NG Trans	8.27%	—	—	—	13	13
Promigas Pipeline	NG Trans	52.13%	39	(19)	—	—	20
Promigas — GDO	NG Dist	46.88%	26	(14)	—	—	12
Promigas — GDC	NG Dist	16.16%	7	—	(7)	7	7
Cálidda	NG Dist	80.85%	11	(2)	—	—	9
Promigas — Surtigas	NG Dist	51.61%	16	(8)	—	—	8
Huatong	NG Dist	100.00%	9	—	—	—	9
Other	Various		20	(7)	(3)	12	22

SUBTOTAL (Excluding Headquarters and Other)			$542	$(78)	$(52)	$119	$531

Headquarters and Other	Headquarters	100.00%	(32)	(3)	—	—	(35)

Subtotal of continuing operations			510	(81)	(52)	119	496

Proenergia — SIE	Retail Fuel	27.45%	61	(44)	—	—	17

Proenergia — GNC	Retail Fuel	24.40%	14	(10)	(1)	—	3

Total including discontinuing operations			$585	$(135)	$(53)	$119	$516

For the six months ended June 30, 2009
Total			$552	$(148)	$(50)	$106	$460

Annex XI
AEI
Proportional Share of Net Debt (derived from U.S. GAAP data)
As of June 30, 2010
(Unaudited)
(millions of dollars (U.S.), except for ownership percentages)

				Proportional Share
		AEI Ownership	Net Debt as of	of Net Debt
Business	Operating Segment	% at 6/30/10	6/30/10	6/30/10
Delsur	Power Distribution	86.41%	$55	$48
EDEN	Power Distribution	90.00%	(14)	(13)
ENSA	Power Distribution	51.00%	102	52
Elektro	Power Distribution	99.68%	389	388
Emdersa	Power Distribution	77.11%	62	48
Chilquinta	Power Distribution	50.00%	74	37
Luz del Sur	Power Distribution	37.97%	218	83
DCL Cogen Limited Acquisition	Power Generation	60.22%	75	45
Emgasud	Power Generation	42.73%	90	38
ENS	Power Generation	100.00%	43	43
PQP	Power Generation	100.00%	49	49
San Felipe	Power Generation	100.00%	(18)	(18)
Trakya	Power Generation	90.00%	131	118
Luoyang	Power Generation	50.00%	111	56
Cuiabá	PowerGen/Natural Gas Transportation	100.00%	(69)	(69)
Accroven	Natural Gas Transportation and Services	0.00%	—	—
GTB	Natural Gas Transportation and Services	34.65%	173	60
TBG	Natural Gas Transportation and Services	8.27%	885	73
Promigas Pipeline	Natural Gas Transportation and Services	52.13%	301	157
Promigas — Gases de Occidente	Natural Gas Distribution	46.88%	114	53
Promigas — Gases del Caribe	Natural Gas Distribution	16.16%	128	21
Cálidda	Natural Gas Distribution	80.85%	19	15
Promigas — Surtigas	Natural Gas Distribution	51.61%	100	52
Huatong	Natural Gas Distribution	100.00%	(12)	(12)
Other	Various		211	41

SUBTOTAL (Excluding Headquarters and Other)				1,364

Headquarters and Other	Headquarters	100.00%	944	944

TOTAL				$2,308

Annex XII
AEI
Proportional Free Cash Flow (derived from U.S. GAAP data)
For the six months ended June 30, 2010
(Unaudited)
(millions of dollars (U.S.), except for ownership percentages)

		AEI Ownership %	AEI Free Cash	Proportional Free
Business	Operating Segment	at 6/30/10	Flow	Cash Flow
Delsur	Power Distribution	86.41%	$(2)	$(2)
EDEN	Power Distribution	90.00%	6	5
ENSA	Power Distribution	51.00%	24	12
Elektro	Power Distribution	99.68%	190	190
Chilquinta	Power Distribution	50.00%	8	22
Luz del Sur	Power Distribution	37.97%	12	24
ENS	Power Generation	100.00%	(12)	(12)
PQP	Power Generation	100.00%	20	20
San Felipe	Power Generation	100.00%	10	10
Trakya	Power Generation	90.00%	18	18
Emdersa	Power Generation	77.10%	11	10
Cuiabá	PowerGen/Natural Gas Transportation	100.00%	(14)	(13)
Accroven	Natural Gas Transportation and Services	0.00%	—	—
GTB	Natural Gas Transportation and Services	34.65%	(1)	16
TBG	Natural Gas Transportation and Services	8.27%	6	3
Cálidda	Natural Gas Transportation and Services	80.85%	5	4
Huatong	Natural Gas Distribution	100.00%	11	11
Promigas Pipeline	Natural Gas Transportation and Services	52.13%	37	19
Other			11	28

SUBTOTAL (Excluding Headquarters and Other)			340	365

Headquarters and Other	Headquarters	100.00%	(103)	(103)

Subtotal of continuing operations			237	262

Proenergia	Natural Gas Distribution	52.13%	3	2

Total including discontinuing operations			$240	$264

For the six months ended June 30, 2009

Total			$242	$186

Note: The above balances exclude intercompany activities and include dividends from equity investees.